UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On August 7, 2024, Nayax Ltd. (the “Company”) issued unaudited condensed interim consolidated financial statements as of June 30, 2024, and for the six- and three-month periods then ended, which is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542) and the Company’s Registration Statement on Form F-3 filed with the SEC (File Nos. 333-274812).

EXHIBIT INDEX

The following exhibit is filed and incorporated by reference as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited condensed interim consolidated financial statements as of June 30, 2024
101
The following financial information from Nayax Ltd.’s Report on Form 6-K, formatted in inline XBRL (eXtensible Business Reporting Language): (i) Unaudited interim condensed consolidated statements of financial position as of June 30, 2024 (ii) Unaudited interim condensed consolidated statements of comprehensive loss as for the six months ended on June 30, 2024; (iii) Unaudited interim condensed consolidated statements of loss as for the six months ended on June 30, 2024; (iv) Unaudited condensed consolidated statements of cash flow for the six and three months ended on June 30, 2024; and (v) Notes to the unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: August 7, 2024